                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              Amendment No. 2

                            EARTHLINK NETWORK, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   270322100
           --------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               GRAYSON L. HOBERG
                             EARTHLINK NETWORK, INC.
                              3100 NEW YORK DRIVE
                           PASADENA, CALIFORNIA 91107
                                 (626) 296-2400
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    COPIES TO:
                               DANIEL O. KENNEDY, ESQ.
                                 HUNTON & WILLIAMS
                            NATIONSBANK PLAZA, SUITE 4100
                               600 PEACHTREE ST., N.E.
                               ATLANTA, GEORGIA 30308
                                    (404) 888-4000

   If the filing person has previously filed a statement on Schedule 13G, and is filing this schedule to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


                        (Continued on following page(s))

                              Page 1 of 6 Pages


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CUSIP No. 270322100                   13D/A                   Page 2 of 6 Pages
          ---------                                               ---  ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification No. of Above
     Person (entities only):

     GREGORY ABBOTT
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group:                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*:
        OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                            / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization:
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power:               290,358 Shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power:                     0 Shares
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power:               290,358 Shares
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power:                     0 Shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                             290,358 Shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):
                             2.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person:
                             IN
-------------------------------------------------------------------------------



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                                                              Page 3 of 6 Pages
                                                                  ---  ---

ITEM 1.  SECURITY AND ISSUER.

     The name of the issuer is EarthLink Network, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 New York Drive, Pasadena, CA 91107.

     This Amendment No. 2 to Schedule 13D relates to a Schedule 13D that was filed in connection with the offer by Sprint Corporation, a Kansas Corporation ("Sprint"), to purchase 1,250,000 shares of common stock of the Company, par value $.01 per share (the "Shares" or "Common Stock"), at a price of $45 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). A copy of the Offer to Purchase was attached to the original Schedule 13D as Exhibit (2)(a). There were 14,194,456 Shares outstanding as of July 13, 1998.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(f) The person filing this Amendment is Gregory Abbott, whose address is 1200 Kessler Dr., Aspen, Colorado 81611. Mr. Abbott is a private investor. During the last five years, Mr. Abbott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law. Mr. Abbott is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     (a)-(g); (j) In order to induce Sprint and Sprint Communications Company L.P. ("Sprint L.P.") to enter into the Investment Agreement dated February
10, 1998 among Sprint, Sprint L.P., the Company, Dolphin, Inc. ("Newco") and Dolphin Sub, Inc. (the "Investment Agreement") and to perform the transactions contemplated thereby (as described under the caption "Introduction" and in Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements") of the Offer to Purchase which is incorporated herein by reference), certain stockholders of the Company, including Mr. Abbott, (the "Granting Stockholders"), entered into an Agreement to Vote and Tender Stock dated February 10, 1998 (the "Agreement to Vote and Tender Stock"), all as described in the original Schedule 13D.

     The reporting person may be deemed to have been a member of a group with Sprint, Sprint L.P. and the other Granting Stockholders with respect to the Shares subject to the Agreement to Vote and Tender Stock, and thus may have been viewed as sharing voting and dispositive power with respect to such Shares. The Agreement to Vote and Tender Stock was terminated on June 5, 1998, and thus such voting group was dissolved as of such date.

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                                      13D/A                   Page 4 of 6 Pages
                                                                  ---  ---

     The reporting person is making a separate filing to report the termination of the Agreement to Vote and Tender Stock and thus termination of his shared beneficial ownership of Shares and Newco Common Stock resulting from his membership in the group described in the immediately preceding paragraph. The reporting person does not have knowledge of the information called for by Instruction C to Schedule 13D with respect to the other members of such group and therefore is not required to report such information in this Schedule 13D pursuant to Rule 13d-1(f)(2), except for the information set forth under the caption "Beneficial Ownership of Common Stock" in the Company's Proxy Statement dated January 23, 1998.

    The information set forth under the caption "Introduction" and in Section 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is also incorporated herein by reference.

     (h) None.

     (i) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) The reporting person owns 290,358 Shares, of which he exercises sole voting and dispositive power.

    (c) During the past 60 days, the reporting person effected the following transactions in the Common Stock: (i) On June 5, 1998, the reporting person sold 68,902 Shares to Sprint at a per share price of $45 pursuant to the consummation of the Offer; (ii) on July 1, 1998, the reporting person sold
(a) 2,500 Shares at $87.77 per Share; (b) 7,500 Shares at $87.63 per Share;
(c) 1,000 Shares at $87.27 per Share; and (d) 4,384 Shares at $86.90 per Share; and (iii) on July 2, 1998, the reporting person sold 50,000 Shares at $84.98 per Share.

    (d) Not applicable.

    (e) As a result of the termination of the Agreement to Vote and Tender Stock on June 5, 1998, the reporting person ceased to be the beneficial owner of more than 5% of the Common Stock as of such date.

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                                      13D/A                   Page 5 of 6 Pages
                                                                  ---  ---

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth under the caption "Introduction" and in
Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements--Stockholders' Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)     Not applicable.

(2)(a)  Offer to Purchase, dated February 18, 1998.*

(2)(b) Investment Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.*

(3)(a) Stockholders' Agreement, dated February 1998, between Sprint Corporation, Sprint Communications Company L.P., the Company, Dolphin, Inc. and certain stockholders of EarthLink Network, Inc.*

(3)(b) Agreement to Vote and Tender Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and certain stockholders of EarthLink Network, Inc.*

(3)(c) Agreement to vote Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and certain stockholders of EarthLink Network, Inc.*

-----------
* Incorporated by reference to the Schedule 13D filed by the reporting person on February 20, 1998.


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                                      13D/A                   Page 6 of 6 Pages
                                                                  ---  ---

                                  SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July __, 1998

                                         /s/ Gregory Abbott
                                         -------------------------------------
                                         Gregory Abbott